EXHIBIT 99.1

Seabridge Gold Reports on Results of Annual Meeting of Shareholders

TORONTO, June 28, 2018 (GLOBE NEWSWIRE) -- Seabridge Gold (TSX:SEA)  (NYSE:SA) (the “Company”) today provided the results of its annual general meeting of shareholders held on June 27, 2018. A total of 36,966,958 common shares were voted at the meeting, representing 62.21% of the issued and outstanding common shares of the Company on the record date. All matters presented for approval at the meeting were duly authorized and approved, as follows:

  Fixing the number of directors at eight;
  Election of all management nominees to the board of directors of the Company;
  Appointment of KPMG LLP as auditor of the Company for the ensuing year;
  Authorization of the directors to fix the auditors remuneration;
  Approval of an increase in the shares reserved for issue under the Corporation’s Stock Option Plan and Restricted Share Unit Plan.
  Approval, by disinterested shareholders, of option grants to directors of the Company.
  Approval, by disinterested shareholders, of a proposed option grant to a new director.

Detailed voting results for the election of directors were as follows:

Director	Votes For	Votes Withheld	Percentage For
A. Frederick Banfield	17,226,739	2,894,818	85.61
Rudi P. Fronk	19,912,686	208,871	98.96
Eliseo Gonzalez-Urien	19,901,882	219,675	98.91
Richard C. Kraus	19,912,106	209,451	98.96
Jay S. Layman	19,915,927	205,630	98.98
Clem Pelletier	19,905,029	216,528	98.92
John W. Sabine	19,903,215	218,342	98.91
Gary A. Sugar	19,813,472	308,085	98.47

A total of 16,845,401 shares were “non-votes” under U.S. proxy rules and were not cast with respect to the election of each of the directors or the approval of the stock option grants to directors.

All of the eight above-listed directors were elected to the Board.

Commenting on the AGM, Seabridge Chairman and CEO welcomed Clem Pelletier as a new director to the company. “Although Clem is new to the board, his involvement and knowledge of KSM is extensive. Clem acted as the lead environmental consultant to the Company starting in 2008 when we filed the initial KSM project description document with the regulators, and continued to shepherd KSM through the environmental assessment process through its successful completion in late 2014.”

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292  ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net